Exhibit 99.1

Pan American Silver increases quarterly silver production

(All amounts in US dollars unless otherwise stated and all production figures are approximate)

VANCOUVER, Nov. 7, 2012 /CNW/ - Pan American Silver Corp. (NASDAQ: PAAS; TSX: PAA) (the "Company", or "Pan American"), produced 6.3 million ounces of silver and 28,162 ounces of gold during the third quarter of 2012, an increase of 13% and 36%, respectively, as compared to the same quarter of 2011.  Lower realized precious metal prices and rising costs, however, saw adjusted earnings dip to $37.6 million, or $0.25 per share.

This earnings release should be read in conjunction with the Company's MD&A, Financial Statements and Notes to Financial Statements for the corresponding period, which have been posted on SEDAR at www.sedar.com and are also available on the Company's website at www.panamericansilver.com.

Third Quarter 2012 Financial and Operating Highlights (unaudited) (1)

•         Produced 6.3 million ounces of silver

•         Produced 28,162 ounces of gold

•         Consolidated cash costs(2) of $13.87 per ounce of silver, net of by-product credits

•         Mine operating earnings(3) of $68.2 million

•         Net earnings of $22.6 million or $0.15 per share

•         Adjusted earnings(4) of $37.6 million or $0.25 per share

•         Operating cash flow (before working capital changes) of $66.4 million or $0.44 per share

•         Record revenue of $251.8 million

•         Returned a total of $15.1 million to shareholders; $7.6 million was paid in cash dividends and $7.5 million used to complete the Company's first share repurchase program.

•         Received approval for a second share repurchase program for up to approximately 7.6 million shares

Liquidity (at September 30, 2012)
• Increased cash and short-term investments to $548 million • Increased working capital(5) to $784.6 million

(1) Financial information in this news release is based on International Financial Reporting Standards ("IFRS"); results are unaudited.
(2) Cash costs per payable ounce of silver is a non-GAAP measure. The Company believes that in addition to production costs, depreciation and amortization, and royalties, cash cost per ounce is a useful and complementary benchmark that investors use to evaluate the Company's performance and ability to generate cash flow and is well understood and widely reported in the silver mining industry.  However, cash costs per ounce does not have a standardized meaning prescribed by IFRS as an indicator of performance.  Investors are cautioned that cash costs per ounce should not be construed as an alternative to production costs, depreciation and amortization, and royalties determined in accordance with IFRS as an indicator of performance. The Company's method of calculating cash costs per ounce may differ from the methods used by other entities and, accordingly, the Company's cash costs per ounce may not be comparable to similarly titled measures used by other entities.  See "Financial and Operating Highlights" below for a reconciliation of this measure to the Company's production costs, depreciation and amortization, and royalties.
(3) Mine operating earnings is a non-GAAP measure used by the Company to assess the performance of its silver mining operations.  Mine operating earnings is calculated as revenue, less production costs, depreciation and amortization and royalties.  The Company and certain investors use this information to evaluate the Company's performance.
(4) Adjusted earnings is a non-GAAP measure calculated as net earnings for the period adjusting for the gain or loss recorded on fair market value adjustments on the Company's outstanding derivative instruments, unrealized foreign exchange gains or losses, unrealized gain or loss on commodity contracts, the transaction costs arising from the Minefinders transaction, and gains on the disposition of mineral interests.  The Company considers this measure to better reflect normalized earnings as it does not include items which may be volatile from period to period.
(5) Working capital is a non-GAAP measure calculated as current assets less current liabilities. The Company and certain investors use this information to evaluate whether the Company is able to meet its current obligations using its current assets.

Geoff Burns, President & CEO, commented on the Company's third quarter results; "We had yet another very solid production quarter, increasing both our silver and gold production.  We accomplished this in spite of the difficulties that we and the mining industry are currently experiencing operating in Argentina.  As expected, our adjusted earnings declined on lower realized silver and gold prices, but we produced good operating cash flow, invested as planned in our operating assets and exploration programs, repurchased shares, paid dividends and by the end of the quarter had banked almost $30 million.  Now, well into the last  quarter of the year, we remain on track to meet our 2012 forecast for both silver production and cash costs."  Burns continued; "Our focus will remain on generating sustainable profits from our operations and returning cash to our shareholders.  We will also use our financial strength to look both internally and externally for opportunities to grow our silver production, but will exercise discipline given the current environment of increasing political risk and capital cost escalation."

Financial Results

Revenue generated during the third quarter of 2012 rose to a record $251.8 million, an increase of $31.3 million compared to the same quarter of last year.  The increase was due to higher quantities of metals sold, which was partially offset by the sharp decline in average realized metals prices. The average realized silver and gold prices during the quarter were $29.27 and $1,639 per ounce, which was 24% and 2% lower than a year ago, respectively.  The average realized zinc, lead and copper prices during the quarter were $1,871, $1,924 and $7,181 per tonne, respectively, which were 16%, 21% and 20% lower year-on-year.

The Company generated quarterly adjusted earnings of $37.6 million, or $0.25 per share, as compared to adjusted earnings of $51.5 million or $0.48 per share in the 3rd quarter of 2011.  Increased operating costs, lower average realized metal prices and increased depreciation charges negatively impacted adjusted earnings in the current period.  Net earnings were $22.6 million, or $0.15 per share.  The current quarter's adjusted earnings were calculated by excluding a $14.0 million non-cash loss on the revaluation of derivative instruments, a $0.5 million unrealized loss on commodity and foreign currency contracts, an unrealized foreign exchange gain of $2.9 million and a $3.4 million decrease to the previously recognized gain from the sale of the Quiruvilca mine.

Mine operating earnings for the third quarter of 2012 were $68.2 million, or 36% lower year-on-year.  The decline was due to the combined effect of lower metal prices, a rise in operating costs at all the Company's mines and higher depreciation charges due to the inclusion of Dolores' mine production; these factors were partially offset by increased revenue on more quantities of metal sold compared to a year ago.

Operating cash flow before non-cash working capital changes was $66.4 million or $0.44 per share, a 34% decline compared to the third quarter of 2011, on lower mine operating earnings and income tax payments of $23.7 million during the third quarter of this year.

Accrued income taxes for the quarter declined 53% from the third quarter of 2011 to $18.8 million on lower operating earnings.  The effective tax rate for the quarter was 45%, slightly higher than the 43% tax rate from a year ago.  The main factors causing variations in the Company's effective tax rate are the non-taxable portion of unrealized non-cash gains/losses on the Company's derivatives, foreign income tax rate differentials, foreign exchange gains/losses and valuation allowances against certain deferred tax assets.  Pan American expects that these and other factors will continue to cause volatility in effective tax rates in the future.  The Company expects the effective tax rate for 2012, excluding the non-cash market adjustments for the volatility in warrants and convertible debt, to be 30% to 35%.

During the quarter, the Company's cash and short term investments rose by $28.2 million from the previous quarter to $548 million and its working capital rose by $15.8 million to $784.6 million.  In the third quarter of 2012, Pan American distributed to its shareholders $7.6 million in cash dividends and invested $7.5 million to complete the share repurchase program that was launched in August 2011.

Year-to-date, Pan American has paid $133.2 million in income taxes (predominantly related to previous years' income), invested $94.6 million in capital at its operations and development projects, increased precious metals inventory by $18.4 million, spent $31.0 million repurchasing its common shares, paid $17.3 million in dividends and still increased its cash and short term investments by $56.8 million.

Production and Operations

In this year's third quarter, Pan American produced a total of 6.3 million ounces of silver, 13% more year-on-year, due to the addition of 0.8 million ounces from the Dolores mine.  Dolores' silver production was slightly below management's expectations due to a brief stoppage to repair a broken crusher.  The Company's two other Mexican mines, Alamo Dorado and La Colorada produced 1.3 million ounces and 1.1 million ounces of silver, respectively.  At Alamo Dorado the phase II pit expansion, which will extend the life of the mine by approximately one year, is progressing as planned. Mill throughput at the operation was lower year-on-year due to processing harder ore; this was partially offset by higher grades and recoveries.  La Colorada continues to perform well and silver production was practically flat year-on-year.

In Peru, the Morococha mine produced 0.5 million ounces of silver and the Huaron mine 0.7 million ounces of silver, respectively.  Morococha increased its silver production by 42% on improved recoveries, throughput and grades.  Mine development is advancing as planned and management is confident that the operation's productivity will continue to improve.  At 0.7 million ounces, Huaron's silver production was 10% higher than a year ago on better recoveries and higher throughput rates, in spite of lower grade ores being processed.

At the San Vicente mine in Bolivia, better silver grades, increased throughput, and recoveries boosted silver production to 1.0 million ounces or 29% more than a year ago.

At the Manantial Espejo mine, silver production declined 23% year-on-year to 0.9 million ounces as a consequence of lower grades, which could only be partially overcome by increased throughput.  The negative effect of import restrictions on mining equipment availability caused the open pit operation to fall 1.8 million tonnes or 18% behind our plan for waste movement over the last 12 months.  For this reason, a conscious decision was made to shift the focus in the open pits from ore mining to catching up on the shortfall in waste mining. This decision significantly reduced ore grades during the third quarter as we processed ore from our medium grade stockpiles; however, ore grades should substantially improve with the expected return to normal operating conditions in early 2013.

Quarterly gold production at Manantial Espejo declined 38% compared to a year ago for the reasons described above; however, the Company's consolidated gold production rose 36% to 28,162 ounces on the addition of 13,509 ounces from Dolores and slight increases at Morococha and Alamo Dorado.  Zinc and lead production were lower than in the third quarter of last year at 8,502 and 2,671 tonnes, respectively, while copper production was practically unchanged year-on-year at 1,009 tonnes.

Consolidated cash costs for the third quarter of 2012 rose 45% from a year ago to $13.87 per ounce of silver, net of by-product credits.  Consolidated cash costs rose primarily due to decreased by-product credits from lower metal prices and lower gold production at Manantial Espejo, increased COMIBOL participation in operating cash flow at San Vicente, increased development costs at the Peruvian operations and the effects of industry-wide cost escalations, particularly in Argentina.  These factors were partly offset by the addition of Dolores' lower-cost production.

Project Development

As announced on July 2nd 2012, given the fiscal implications of the proposed new legislation to regulate all oil and gas and mining activities in the province of Chubut, Argentina, Pan American has curtailed its project development activities at the Navidad silver project until changes, if any, to the law relating to mining activities in the province are enacted and the true implications of that law can be properly assessed.  During the third quarter, the Company spent $3.9 million continuing community relations efforts and advancing limited technical work aimed at completing an environmental impact assessment by year-end.

In view of the delay at Navidad, the Company has successfully redeployed its project development team to focus on the Leach Pad 3 construction at the Dolores mine, as well as the evaluation of potential expansion opportunities at the La Colorada and Dolores mines in Mexico.

In Peru, phase I of the Morococha ancillary facility relocation project was finalized during the quarter with a total expenditure of $0.5 million and the Company is now in the process of relocating mine support personnel to these new facilities.

At the Waterloo silver project in California, the Company continues to carry out technical work to complete a National Instrument 43-101-compliant Mineral Resource estimate and an environmental base line study.  Management expects that both documents will be ready by late 2013.  Year-to-date, the Company has spent $0.7 million at the project, predominantly on resource confirmation drilling.  Moving forward, Pan American intends to accelerate its project definition and development activities at Waterloo and has allocated a further $1.1 million for drilling, metallurgical testing and environmental assessment for the rest of the year.

Commenting on the results, Steve Busby, Chief Operating Officer, said; "I am particularly pleased with the turnaround we are seeing at our Peruvian operations and with the consistent performances delivered by our Mexican mines.  In addition, our San Vicente mine continues to impress with steadily increasing silver production.  However, the stringent importation restrictions enacted in Argentina severely restricted our ability to mine productively at Manantial Espejo.  Because of that, we made a decision to process lower grade stockpile ores while focusing on waste mining.  This should allow for more efficient high-grade ore mining to begin again in early 2013.  Despite the shortfall in Argentina, I remain confident that we will achieve our full year silver production guidance of 24.25 to 25.5 million ounces and our annual cost guidance of $11.50 to $12.50 per ounce, net of by-product credits."

***

About Pan American Silver

Pan American Silver's mission is to be the world's largest and lowest cost primary silver mining company by increasing its low cost silver production and silver reserves and resources.  The Company has seven operating mines in Mexico, Peru, Argentina and Bolivia, including the recently acquired Dolores gold/silver mine in Chihuahua, Mexico. Pan American also owns the Navidad silver development project in Chubut, Argentina, the Calcatreu gold project in Rio Negro, also in Argentina, the La Virginia development project in Sonora, Mexico and the Waterloo silver project in California, USA.

Technical information contained in this news release with respect to Pan American has been reviewed by Michael Steinmann, P.Geo., Executive VP Geology & Exploration, and Martin Wafforn, P.Eng., VP Technical Services, who are the Company's Qualified Persons for the purposes of NI 43-101.

Pan American will host a conference call to discuss the unaudited quarterly results on Thursday, November 8, 2012 at 10:00 am ET (07:00 am PT). To access the conference, North American participants dial 1-647-427-7450, followed by conference ID 44039370. A live audio webcast can be accessed at http://www.newswire.ca/en/webcast/detail/1051411/1142649. Listeners may also gain access by logging on at http://www.panamericansilver.com/pan-american-silver-third-quarter-results-conference-call/ The call will be available for replay for one week after the call by dialing 1-416-849-0833 and entering replay password # 44039370.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

CERTAIN OF THE STATEMENTS AND INFORMATION IN THIS NEWS RELEASE CONSTITUTE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND "FORWARD-LOOKING INFORMATION" WITHIN THE MEANING OF APPLICABLE CANADIAN PROVINCIAL SECURITIES LAWS.  ALL STATEMENTS, OTHER THAN STATEMENTS OF HISTORICAL FACT, ARE FORWARD-LOOKING STATEMENTS.  WHEN USED IN THIS NEWS RELEASE THE WORDS, "BELIEVES", "EXPECTS", "INTENDS", "PLANS", "FORECAST", "OBJECTIVE", "OUTLOOK", "POSITIONING", "POTENTIAL", "ANTICIPATED", "BUDGET", AND OTHER SIMILAR WORDS AND EXPRESSIONS, IDENTIFY FORWARD-LOOKING STATEMENTS OR INFORMATION.  THESE FORWARD-LOOKING STATEMENTS OR INFORMATION RELATE TO, AMONG OTHER THINGS: FUTURE PRODUCTION OF SILVER, GOLD AND OTHER METALS AND THE TIMING OF SUCH PRODUCTION; FUTURE CASH COSTS PER OUNCE OF SILVER; THE PRICE OF SILVER AND OTHER METALS; THE EFFECTS OF LAWS, REGULATIONS AND GOVERNMENT POLICIES AFFECTING PAN AMERICAN'S OPERATIONS OR POTENTIAL FUTURE OPERATIONS INCLUDING, BUT NOT LIMITED TO IMPORT RESTRICTIONS IN ARGENTINA AND THE LAWS IN THE PROVINCE OF CHUBUT, ARGENTINA, WHICH, CURRENTLY HAVE SIGNIFICANT RESTRICTIONS ON MINING; THE DEVELOPMENT OF THE NAVIDAD PROJECTAND OTHER  DEVELOPMENT PROJECTS OF THE COMPANIES; THE TIMING OF PRODUCTION AND THE CASH AND TOTAL COSTS OF PRODUCTION AT EACH OF THE COMPANY'S PROPERTIES; THE SUFFICIENCY OF THE COMPANY'S CURRENT WORKING CAPITAL, ANTICIPATED OPERATING CASH FLOW OR ITS ABILITY TO RAISE NECESSARY FUNDS; TIMING OF RELEASE OF TECHNICAL OR OTHER REPORTS, INCLUDING THE FINALIZATION OF THE ENVIRONMENTAL IMPACT ASSESSMENTS AND FEASIBILITY STUDY RELATING TO THE NAVIDAD PROJECT; THE ABILITY OF THE COMPANY TO ACHIEVE  ANY PLANNED EXPANSIONS AND DEVELOPMENT AND TIMING FOR THE SAME; THE ESTIMATES OF EXPECTED OR ANTICIPATED ECONOMIC RETURNS FROM THE COMPANY'S MINING PROJECTS; FORECAST CAPITAL AND NON-OPERATING SPENDING; FUTURE SALES OF THE METALS, CONCENTRATES OR OTHER PRODUCTS PRODUCED BY THE COMPANY; AND THE COMPANY'S PLANS AND EXPECTATIONS FOR ITS PROPERTIES AND OPERATIONS.

THESE STATEMENTS REFLECT THE COMPANY'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE NECESSARILY BASED UPON A NUMBER OF ASSUMPTIONS AND ESTIMATES THAT, WHILE CONSIDERED REASONABLE BY THE COMPANY, ARE INHERENTLY SUBJECT TO SIGNIFICANT BUSINESS, ECONOMIC, COMPETITIVE, POLITICAL AND SOCIAL UNCERTAINTIES AND CONTINGENCIES.  MANY FACTORS, BOTH KNOWN AND UNKNOWN, COULD CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR ACHIEVEMENTS THAT ARE OR MAY BE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS CONTAINED IN THIS NEWS RELEASE AND THE COMPANY HAS MADE ASSUMPTIONS AND ESTIMATES BASED ON OR RELATED TO MANY OF THESE FACTORS.  SUCH FACTORS INCLUDE, WITHOUT LIMITATION: FLUCTUATIONS IN SPOT AND FORWARD MARKETS FOR SILVER, GOLD, BASE METALS AND CERTAIN OTHER COMMODITIES (SUCH AS NATURAL GAS, FUEL OIL AND ELECTRICITY); FLUCTUATIONS IN CURRENCY MARKETS (SUCH AS THE CANADIAN DOLLAR, PERUVIAN SOL, MEXICAN PESO, ARGENTINE PESO AND BOLIVIAN BOLIVIANO VERSUS THE U.S. DOLLAR); RISKS RELATED TO THE TECHNOLOGICAL AND OPERATIONAL NATURE OF THE COMPANY'S BUSINESS; CHANGES IN NATIONAL AND LOCAL GOVERNMENT, LEGISLATION, TAXATION, CONTROLS OR REGULATIONS INCLUDING AMONG OTHERS, CHANGES TO IMPORT AND EXPORT REGULATIONS AND LAWS RELATING TO THE REPATRIATION OF CAPITAL AND FOREIGN CURRENCY CONTROLS; POLITICAL OR ECONOMIC DEVELOPMENTS IN CANADA, THE UNITED STATES, MEXICO, PERU, ARGENTINA, BOLIVIA OR OTHER COUNTRIES WHERE THE COMPANY MAY CARRY ON BUSINESS IN THE FUTURE; RISKS AND HAZARDS ASSOCIATED WITH THE BUSINESS OF MINERAL EXPLORATION, DEVELOPMENT AND MINING (INCLUDING ENVIRONMENTAL HAZARDS, INDUSTRIAL ACCIDENTS, UNUSUAL OR UNEXPECTED GEOLOGICAL OR STRUCTURAL FORMATIONS, PRESSURES, CAVE-INS AND FLOODING); RISKS RELATING TO THE CREDIT WORTHINESS OR FINANCIAL CONDITION OF SUPPLIERS, REFINERS AND OTHER PARTIES WITH WHOM THE COMPANY DOES BUSINESS; INADEQUATE INSURANCE, OR INABILITY TO OBTAIN INSURANCE, TO COVER THESE RISKS AND HAZARDS; EMPLOYEE RELATIONS; RELATIONSHIPS WITH AND CLAIMS BY LOCAL COMMUNITIES AND INDIGENOUS POPULATIONS; AVAILABILITY AND INCREASING COSTS ASSOCIATED WITH MINING INPUTS AND LABOUR; THE SPECULATIVE NATURE OF MINERAL EXPLORATION AND DEVELOPMENT, INCLUDING THE RISKS OF OBTAINING NECESSARY LICENSES AND PERMITS AND THE PRESENCE OF LAWS AND REGULATIONS THAT MAY IMPOSE RESTRICTIONS ON MINING, INCLUDING THOSE CURRENTLY IN THE PROVINCE OF CHUBUT, ARGENTINA; DIMINISHING QUANTITIES OR GRADES OF MINERAL RESERVES AS PROPERTIES ARE MINED; GLOBAL FINANCIAL CONDITIONS; THE COMPANY'S ABILITY TO COMPLETE AND SUCCESSFULLY INTEGRATE ACQUISITIONS AND TO MITIGATE OTHER BUSINESS COMBINATION RISKS; CHALLENGES TO, OR DIFFICULTY IN MAINTAINING, THE COMPANY'S TITLE TO PROPERTIES AND CONTINUED OWNERSHIP THEREOF; THE ACTUAL RESULTS OF CURRENT EXPLORATION ACTIVITIES, CONCLUSIONS OF ECONOMIC EVALUATIONS, AND CHANGES IN PROJECT PARAMETERS TO DEAL WITH UNANTICIPATED ECONOMIC OR OTHER FACTORS; INCREASED COMPETITION IN THE MINING INDUSTRY FOR PROPERTIES, EQUIPMENT, QUALIFIED PERSONNEL, AND THEIR COSTS; AND THOSE FACTORS IDENTIFIED UNDER THE CAPTION "RISKS RELATED TO PAN AMERICAN'S BUSINESS" IN THE COMPANY'S MOST RECENT FORM 40-F AND ANNUAL INFORMATION FORM FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION AND CANADIAN PROVINCIAL SECURITIES REGULATORY AUTHORITIES.  INVESTORS ARE CAUTIONED AGAINST ATTRIBUTING UNDUE CERTAINTY OR RELIANCE ON FORWARD-LOOKING STATEMENTS.  ALTHOUGH THE COMPANY HAS ATTEMPTED TO IDENTIFY IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY, THERE MAY BE OTHER FACTORS THAT CAUSE RESULTS NOT TO BE AS ANTICIPATED, ESTIMATED, DESCRIBED OR INTENDED.  THE COMPANY DOES NOT INTEND, AND DOES NOT ASSUME ANY OBLIGATION, TO UPDATE THESE FORWARD-LOOKING STATEMENTS OR INFORMATION TO REFLECT CHANGES IN ASSUMPTIONS OR CHANGES IN CIRCUMSTANCES OR ANY OTHER EVENTS AFFECTING SUCH STATEMENTS OR INFORMATION, OTHER THAN AS REQUIRED BY APPLICABLE LAW.

Pan American Silver Corp.
Financial & Operating Highlights

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
Consolidated Financial Highlights (in thousands of U.S. Dollars) (Unaudited)

Net earnings for the period	$22,638	$52,522	$116,924	$258,679
Earnings per share attributable to common shareholders	$0.15	$0.49	$0.85	$2.40
Adjusted earnings for the period (1)	$37,604	$51,546	$122,082	$195,472
Adjusted earnings per share	$0.25	$0.48	$0.89	$1.83
Mine operating earnings	$68,160	$106,208	$226,352	$320,855
Cash flow from operations	$79,507	$90,896	$111,702	$254,488
Operating cash flow before working capital changes	$66,441	$100,335	$129,453	$302,405
Capital spending	$(41,821)	$(24,331)	$(94,646)	$(80,145)
Cash and short-term investments	$547,958	$485,110	$547,958	$485,110
Working capital (2)	$784,588	$625,726	$784,588	$625,726

Consolidated Ore Milled & Metals Produced

Tonnes milled	2,529,520	1,145,394	6,197,260	3,478,275
Silver metal - ounces	6,278,728	5,554,267	18,181,133	16,519,044
Gold metal - ounces	28,162	20,647	79,902	61,187
Zinc metal - tonnes	8,502	9,077	27,963	25,503
Lead metal - tonnes	2,671	2,920	9,461	9,301
Copper metal - tonnes	1,009	1,072	3,026	3,372

Consolidated Cost per Ounce of Silver (net of by-product credits)

Total cash cost per ounce	$13.87	$9.58	$12.14	$8.88
Total production cost per ounce	$19.73	$13.38	$17.17	$12.48

Payable ounces of silver (used in cost per ounce calculations)	5,942,625	5,268,787	17,187,839	15,732,263

(1) Adjusted earnings is a non-GAAP measure calculated as net earnings for the period adjusting for the gain or loss recorded on fair market value adjustments on the Company's outstanding derivative instruments, unrealized foreign exchange gains or losses, unrealized gain or loss on commodity contracts, the transaction costs arising from the Minefinders transaction, and gains on the disposition of mineral interests.  The Company considers this measure to better reflect normalized earnings as it does not include items which may be volatile from period to period.
(2) Working capital is a non-GAAP measure calculated as current assets less current liabilities. The Company and certain investors use this information to evaluate whether the Company is able to meet its current obligations using its current assets.

SOURCE: Pan American Silver Corp.

%CIK: 0000771992

For further information:

Kettina Cordero
Manager, Investor Relations
(604) 684-1175
info@panamericansilver.com
www.panamericansilver.com

CO: Pan American Silver Corp.

CNW 19:11e 07-NOV-12